Exhibit 99.1

Norwegian Cruise Line Reports Results for First Quarter 2010

Net Yield Increases 5.7% Over Prior Year

Record EBITDA Achieved in the Quarter; a 14.2% Improvement Over Prior Year

Occupancy Percentage Sets New All Time High for a First Quarter at 107.9%

MIAMI--(BUSINESS WIRE)--April 29, 2010--Norwegian Cruise Line (NCL Corporation Ltd., “Norwegian” or “the Company”) today reported results for the first quarter ended March 31, 2010.

EBITDA for the first quarter of 2010 improved 14.2% to $58.1 million versus $50.9 million for the same period of 2009 (a 10.9% increase on an adjusted basis, to $59.5 million from $53.7 million). Net Revenue for the quarter declined slightly to $319.7 million from $322.1 million as a result of the departure of Norwegian Majesty from the fleet in October 2009; however, the Company posted a healthy 5.7% increase in Net Yield over first quarter 2009. The increase in Net Yield was a result of both improved passenger ticket pricing as well as improved net onboard and other revenue per Capacity Day. Occupancy Percentage for the period increased to 107.9% compared to 106.9% in the prior year. Net loss for the quarter was $16.1 million on revenue of $416.5 million compared to net income of $5.2 million on revenue of $424.5 million in 2009. The net loss in the first quarter of 2010 included a foreign currency translation loss of $0.3 million while net income in 2009 included a foreign currency translation gain of $15.4 million.

Net Cruise Cost for the period decreased 3.5% to $261.6 million from $271.2 million in the prior year and increased 2.7% on a per Capacity Day basis. Net Cruise Cost for 2010 includes an increase in fuel expense due to higher average fuel prices and increased marketing. Average fuel cost per metric ton for the period climbed to $488 in 2010 from $298 in 2009. Excluding fuel, Net Cruise Cost per Capacity Day decreased 4.4%.

“I am very pleased that after the year of suppressed pricing we experienced in 2009, we were able to start the new year strong and demonstrate solid top-line growth,” said Kevin Sheehan, chief executive officer of Norwegian Cruise Line. “The combination of top-line growth and the continuing benefit from the cost containment initiatives implemented over the last two years will continue to be the catalyst for improved results,” said Sheehan.

Interest expense, net of capitalized interest, increased to $35.8 million in the quarter compared to $25.4 million in 2009 due to higher average interest rates in the period. Other income (expense) decreased to $(0.6) million in 2010 versus $17.3 million in 2009 mainly due to the aforementioned variance in foreign currency translation.

Outlook and Updates

Booking volume continues to improve versus prior year and quarterly Occupancy Percentages are trending consistent with last year. 2010 pricing and Net Per Diems for the remainder of the year are expected to surpass 2009 levels, with the largest improvement coming from itineraries for premium destinations. The booking window continues to expand over prior year levels and is among the highest in years. “As the economy continues to strengthen so will the demand for our product offering which will further drive strong top-line growth and result in continuing improvement in our bottom-line performance,” said Sheehan.

Progress on Norwegian Epic, the Company’s largest and most innovative Freestyle Cruising vessel to date, continues on schedule for a July debut. On April 13, the Company released exciting news about some of Epic’s christening festivities in New York City over the Fourth of July weekend. Norwegian Epic will be the host venue for the 34th Annual Macy’s 4th of July Fireworks event and will be featured during the hour-long national broadcast of the fireworks on NBC-TV. Other recent announcements have included details of Epic’s spa, at more than 31,000 square feet the largest spa at sea, and descriptions of her varied dining options, 21 in total.

The Company also recently announced that it is investing over $20 million to improve its industry-first private island, Great Stirrup Cay. Additions underway to enhance the guest experience include a new entrance channel for tenders and an arrival area with a welcome pavilion. Phase two of the project will include the addition of facilities, attractions and activities focusing on fun, freedom and flexibility including new dining and bar areas, private beachfront cabanas, a floating Aqua park and kayak tours along man-made rivers throughout the island.

Terminology and Non-GAAP Financial Measures

Berths are determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.

Capacity Days represents double occupancy per cabin multiplied by the number of cruise days for the period.

Passenger Cruise Days represents the number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Occupancy Percentage represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Gross Yield represents total revenue per Capacity Day.

Net Revenue represents total revenue less commissions, transportation and other expense and onboard and other expense.

Net Yield represents Net Revenue per Capacity Day.

Net Per Diem represents Net Revenue per Passenger Cruise Day.

Gross Cruise Cost represents the sum of total cruise operating expense and marketing, general and administrative expense.

Net Cruise Cost represents Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

Net Cruise Cost Excluding Fuel represents Net Cruise Cost less fuel expense.

Non-GAAP Information

To supplement the Company’s consolidated financial statements presented in accordance with accounting principles generally accepted in the U.S., the Company also provides certain non-GAAP financial measures, including EBITDA, Net Revenue, Net Yield, and Net Cruise Cost.

We define EBITDA as earnings before interest, other income (expense) including taxes, impairment loss, and depreciation and amortization and is used by management to measure operating performance of the business. Management believes EBITDA, when considered along with other performance measures, is a useful measure as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, marketing, general and administrative expense and other operating income and expense. EBITDA is also one of the measures used by the Company to calculate incentive compensation for management-level employees. While EBITDA is not a recognized measure under GAAP, management uses this financial measure to evaluate and forecast the Company’s business performance. This non-GAAP financial measure has certain material limitations, including:

* it does not include net interest expense. As the Company has borrowed money for general corporate purposes, interest expense is a necessary element of its costs and ability to generate profits and cash flows; and

* it does not include depreciation and amortization expense. As the Company uses capital assets, depreciation and amortization are necessary elements of its costs and ability to generate profits and cash flows.

Management compensates for these limitations by using EBITDA as only one of several measures for evaluating the Company’s business performance. In addition, capital expenditures, which impact depreciation and amortization, interest expense and income tax expense, are reviewed separately by management. Management believes EBITDA can provide a more complete understanding of the underlying operating results and trends and an enhanced overall understanding of the Company’s financial performance and prospects for the future. EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments.

We define Adjusted EBITDA as EBITDA with supplemental adjustments. Each adjustment and the reasons we consider them appropriate for supplemental analysis should be evaluated. In evaluating Adjusted EBITDA, be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments, and it is subject to certain additional adjustments. Our use of Adjusted EBITDA may not be comparable to other companies within our industry.

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield and Net Cruise Cost to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful. Our use of non-GAAP financial measures may not be comparable to other companies within our industry.

About Norwegian Cruise Line

Norwegian Cruise Line is the innovator in cruise travel with a 43-year history of breaking the boundaries of traditional cruising, most notably with the introduction of Freestyle Cruising which has revolutionized the industry by allowing guests more freedom and flexibility.

Today, Norwegian has the youngest fleet in the industry with 10 purpose-built Freestyle Cruising ships, providing guests the opportunity to enjoy a relaxed cruise vacation on the newest, most contemporary ships at sea.

Norwegian is presently building Norwegian Epic, the Company’s largest and most innovative Freestyle Cruising ship to date, for delivery in June. Norwegian Cruise Line is the official cruise line of Blue Man Group, debuting for the first time at sea on Norwegian Epic, and the official cruise line of Legends in Concert.

High resolution, downloadable images are available at www.ncl.com/pressroom. For further information on Norwegian Cruise Line, visit www.ncl.com, follow us on Facebook and Twitter @NCLFreestyle or contact us in the U.S. and Canada at 866-234-7350.

Forward-Looking Statements

This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws including the statements made under the "Outlook" section of this release. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. These risks that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, fuel price increases, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence; the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees; changes in cruise capacity, as well as capacity changes in the overall vacation industry; general industry trends, including the introduction of competing itineraries and other products by other companies; our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt and the incurrence of substantial indebtedness in the future; the continued availability under our credit facilities and compliance with our covenants; the ability to obtain financing and/or insurance coverage on terms that are favorable or consistent with our expectations; changes in general economic, business and geo-political conditions; adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events; the lack of acceptance of new itineraries, products or services by our targeted customers; our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide; the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives; changes in interest rates, fuel costs, or foreign currency rates; increases in our future fuel expenses related to implementing recently proposed International Maritime Organization regulations, which require the use of higher priced low sulfur fuels in certain cruising areas; the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations; the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards; the risks associated with operating internationally; the impact of the spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; our ability to attract and retain qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms; changes in other operating costs such as crew, insurance and security; the continued availability of attractive port destinations; the impact of pending or threatened litigation and investigations; the impact of changes in our credit ratings; changes involving the corporate, tax, environmental, health, safety, security and other regulatory regimes in which we operate; the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage; our ability to attain and maintain any price increases for our products; the impact of any future changes relating to how travel agents sell and market our cruises; the impact of any future increases in the price of, or major changes or reduction in, commercial airline services; the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships; the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; the impact of weather and natural disasters; and other risks discussed in the Company’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

NORWEGIAN CRUISE LINE CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited, in thousands)

	Three months ended
	March 31,
	2010	2009
Revenue
Passenger ticket	$279,032	$283,148
Onboard and other	137,470	141,307
Total revenue	416,502	424,455

Cruise operating expense
Commissions, transportation and other	63,937	66,949
Onboard and other	32,822	35,436
Payroll and related	77,024	82,263
Fuel	47,338	32,528
Food	24,751	29,992
Other	48,292	63,082
Total cruise operating expense	294,164	310,250

Other operating expense
Marketing, general and administrative	64,199	63,303
Depreciation and amortization	37,857	37,984
Total other operating expense	102,056	101,287
Operating income	20,282	12,918

Non-operating income (expense)
Interest income	28	348
Interest expense, net of capitalized interest	(35,839)	(25,412)
Other income (expense)	(603)	17,335
Total non-operating income (expense)	(36,414)	(7,729)
Net income (loss)	$(16,132)	$5,189

NORWEGIAN CRUISE LINE CONSOLIDATED BALANCE SHEETS (unaudited, in thousands, except share data)

	March 31,	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$90,489	$50,152
Restricted cash	2,881	3,097
Accounts receivable, net	7,452	7,868
Inventories	31,263	28,865
Prepaid expenses and other assets	48,674	61,580
Total current assets	180,759	151,562

Property and equipment, net	3,824,794	3,836,127
Goodwill and tradenames	602,792	602,792
Other assets	215,939	220,867
	$4,824,284	$4,811,348

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$17,168	$3,586
Accounts payable	39,745	28,376
Accrued expense and other liabilities	223,331	206,419
Due to Affiliate, net	392	225
Advance ticket sales	320,213	255,432
Total current liabilities	600,849	494,038

Long-term debt	2,474,996	2,554,105
Other long-term liabilities	58,008	58,654
Total liabilities	3,133,853	3,106,797

Commitments and contingencies

Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized, respectively; 21,000,000 shares issued and outstanding, respectively	25	25
Additional paid-in capital	2,328,929	2,328,302
Accumulated other comprehensive income	3,684	2,299
Retained earnings (deficit)	(642,207)	(626,075)
Total shareholders’ equity	1,690,431	1,704,551
	$4,824,284	$4,811,348

NORWEGIAN CRUISE LINE CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited, in thousands)

	Three months ended
	March 31,
	2010	2009
Cash flows from operating activities
Net income (loss)	$(16,132)	$5,189
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	42,582	37,984
Gain on translation of debt	-	(17,067)
Loss on derivatives	297	799
Stock compensation expense	630	173
Changes in operating assets and liabilities:
Accounts receivable, net	416	152
Inventories	(2,398)	551
Prepaid expenses and other assets	15,617	2,843
Accounts payable	11,369	(30,622)
Accrued expense and other liabilities	15,969	(28,915)
Advance ticket sales	64,781	32,996
Net cash provided by operating activities	133,131	4,083

Cash flows from investing activities
Additions to property and equipment, net	(26,524)	(56,110)
Decrease in restricted cash	337	34
Net cash used in investing activities	(26,187)	(56,076)

Cash flows from financing activities
Repayments of long-term debt	(65,527)	(73,862)
Proceeds from long-term debt	-	30,000
Transactions with Affiliate	167	62,600
Other	(1,247)	(1,026)
Net cash provided by (used in) financing activities	(66,607)	17,712
Net increase (decrease) in cash and cash equivalents	40,337	(34,281)
Cash and cash equivalents at beginning of period	50,152	185,717
Cash and cash equivalents at end of period	$90,489	$151,436

NORWEGIAN CRUISE LINE NON-GAAP RECONCILING INFORMATION (unaudited)

The following table sets forth selected statistical information:

	Three months ended
	March 31,
	2010	2009
Passengers Carried	305,025	335,041
Passenger Cruise Days	2,144,546	2,263,459
Capacity Days	1,988,280	2,117,520
Occupancy Percentage	107.9%	106.9%

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three months ended
	March 31,
	2010	2009
Passenger ticket revenue	$279,032	$283,148
Onboard and other revenue	137,470	141,307
Total revenue	416,502	424,455
Less:
Commissions, transportation and other expense	63,937	66,949
Onboard and other expense	32,822	35,436
Net Revenue	$319,743	$322,070

Capacity Days	1,988,280	2,117,520
Gross Yield	$209.48	$200.45
Net Yield	$160.81	$152.10

Gross Cruise Cost and Net Cruise Cost were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three months ended
	March 31,
	2010	2009
Total cruise operating expense	$294,164	$310,250
Marketing, general and administrative expense	64,199	63,303
Gross Cruise Cost	358,363	373,553
Less:
Commissions, transportation and other expense	63,937	66,949
Onboard and other expense	32,822	35,436
Net Cruise Cost	$261,604	$271,168

Capacity Days	1,988,280	2,117,520
Gross Cruise Cost per Capacity Day	$180.24	$176.41
Net Cruise Cost per Capacity Day	$131.57	$128.06

Net Cruise Cost Excluding Fuel was calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three months ended
	March 31,
	2010	2009
Net Cruise Cost	$261,604	$271,168
Less:
Fuel	47,338	32,528
Net Cruise Cost Excluding Fuel	214,266	238,640

Capacity Days	1,988,280	2,117,520
Net Cruise Cost per Capacity Day	$107.76	$112.70

EBITDA and Adjusted EBITDA were calculated as follows (in thousands):

	Three months ended
	March 31,
	2010	2009
Net income (loss)	$(16,132)	$5,189
Interest income	(28)	(348)
Interest expense, net of capitalized interest	35,839	25,412
Other expense (income)	603	(17,335)
Operating income	20,282	12,918
Depreciation and amortization expense	37,857	37,984
EBITDA	58,139	50,902
Legal fees (1)	-	1,500
Other (2)	1,386	1,256
Adjusted EBITDA	$59,525	$53,658

(1) Legal fees for credit facility amendments. (2) Includes non-cash compensation and crew pension costs.

CONTACT:
Norwegian Cruise Line, Miami
Media:
AnneMarie Mathews, 305-436-4173
PublicRelations@ncl.com
or
Investor Relations:
Mark A. Kempa, 305-436-4932